UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42462

MINT INCORPORATION LIMITED

(Translation of registrant’s name into English)

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information Contained in this Report

On August 24, 2026, the board of directors of Mint Incorporation Limited (the “Company”) approved, by a unanimous resolution of directors adopted pursuant to the Company’s memorandum and articles of association and the BVI Business Companies Act (as amended), an increase in the maximum number of shares the Company is authorized to issue from 28,000,000 shares of no par value, divided into 25,200,000 class A ordinary shares of no par value (the “Class A Ordinary Shares”) and 2,800,000 class B ordinary shares of no par value (the “Class B Ordinary Shares”), to 280,000,000 shares of no par value, divided into 252,000,000 Class A Ordinary Shares and 28,000,000 Class B Ordinary Shares, and adopted a third amended and restated memorandum and articles of association of the Company reflecting only such increase (the “Third Amended and Restated M&A”).

A copy of the Third Amended and Restated M&A is attached hereto as Exhibit 3.1.

This Report on Form 6-K, including Exhibit 3.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296027), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association of Mint Incorporation Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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